UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 32)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV
c/o Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, Florida 33073
(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2023

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

April 14, 2023
CUSIP NO. 970646 10 5	Page 2 of 7 Pages
NAMES OF REPORTING PERSONS
CFW Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,134,148

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,134,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,134,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.38%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

April 14, 2023
CUSIP NO. 970646 10 5	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Charles F. Willis, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
990,843

	8	SHARED VOTING POWER
2,145,430

	9	SOLE DISPOSITIVE POWER
824,710

	10	SHARED DISPOSITIVE POWER
1,979,297

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,136,273

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

April 14, 2023
CUSIP NO. 970646 10 5	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Austin Chandler Willis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
145,661

	8	SHARED VOTING POWER
660,895

	9	SOLE DISPOSITIVE POWER
85,482

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
806,556

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

April 14, 2023
CUSIP NO. 970646 10 5	Page 5 of 7 Pages
The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021, March 23, 2021, June 25, 2021, August 11, 2021, September 7, 2021, April 5, 2022, November 17, 2022, January 18, 2023, March 14, 2023, March 16, 2023, and March 29, 2023 (together with the Initial 13D, the “13D”), is hereby amended as set forth below. Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

Over four months after the Consortium made the initial proposal to purchase all of the publicly-held shares of the Issuer, the Consortium remains far apart in its price negotiations with the Special Committee.  On April 14, 2023, in order to avoid further management distraction and the potential impact of increasing transaction-related uncertainty on the business, the Consortium delivered a letter (the “Letter of Withdrawal”) to the Special Committee notifying the Special Committee that the Consortium was withdrawing its offer to acquire all of the publicly-held shares of the Issuer, effective immediately, and was abandoning the transaction.

The foregoing description of the Letter of Withdrawal does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter of Withdrawal, which is filed as Exhibit 2 hereto.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended to add the following:

(a) As of April 14, 2023, the Reporting Persons beneficially owned the following Shares:

•	CFW Partners: 2,134,148
•	Charles F. Willis, IV: 3,136,273
•	Austin C. Willis: 806,556

(b) As of April 14, 2023, the Reporting Persons had the power to vote, dispose of, or direct the vote or disposition of the following Shares:

CFW Partners:
Sole Voting Power	0
Shared Voting Power	2,134,148
Sole Dispositive Power	0
Shared Dispositive Power	2,134,148
Total beneficially owned	2,134,148

Charles F. Willis, IV:
Sole Voting Power	990,843
Shared Voting Power	2,145,430
Sole Dispositive Power	824,710
Shared Dispositive Power	1,979,297
Total beneficially owned	3,136,273

Austin C. Willis:
Sole Voting Power	145,661
Shared Voting Power	660,895
Sole Dispositive Power	85,482
Shared Dispositive Power	0
Total beneficially owned	806,556

(c) On April 3, 2023, the Reporting Persons were granted 151,700 Shares representing unvested restricted stock awards, and are held by the Reporting Persons as follows: Mr. Charles F. Willis, IV was granted 100,000 Shares representing unvested restricted stock awards and Mr. Austin Chandler Willis was granted 51,700 Shares representing unvested restricted stock awards. Also on April 3, 2023, the Reporting Persons returned 42,976 Shares to the Issuer to satisfy withholding tax liability, which were disposed of by the Reporting Persons as follows: Mr. Charles F. Willis, IV returned 37,433 Shares to the Issuer on such date and Mr. Austin Chandler Willis returned 5,543 Shares to the Issuer on such date.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

April 14, 2023
CUSIP NO. 970646 10 5	Page 6 of 7 Pages
Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1. Joint Filing Agreement

2. Letter of Withdrawal, dated April 14, 2023

April 14, 2023
CUSIP NO. 970646 10 5	Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: April 14, 2023	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: April 14, 2023	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: April 14, 2023	By:	/s/ Austin Chandler Willis
Austin Chandler Willis